

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Sih-Ping Koh
Chief Executive Officer
Gorilla Technology Group Inc.
7F, No.302, Ruey Kuang Road
Neihu, Taipei 114720, Taiwan, R.O.C.

      Re: Gorilla Technology Group Inc.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed March 15, 2022
           File No. 333-262069

Dear Dr. Koh:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-4

Certain Projected Financial Information, page 88

1.   To provide context for the assumptions underlying the projected financial information, please revise to explain and quantify how "100% productivity" is measured for Gorilla's sales colleagues. Additionally, with a view toward supplemental disclosure, please tell us whether the assumption of 75% year-over-year retention of new lines of business is consistent with Gorilla's historic operating trends and/or consistent with industry norms.

Cost of Revenue and Gross Margin, page 145

2.	We note in response to prior comment 5, you have listed factors for the changes period over period, but have not quantified these factors. Further, provide context to explain why each of your segments experienced different rates of an increase in gross margin. Specifically, it is currently unclear why your security convergence gross margin increased by 35% but your Video IoT segment only experienced an increase of 5% for the six months ended June 30, 2021. Refer to Item 303(b) of Regulation S-K.

Notes to the Consolidated Financial Statements
Note 4. Summary of significant accounting policies
(b) Sales of goods-software, page F-46

3.	You disclose that "The Group generates revenue from offering hardware and software products as well as professional services to its customers". Please clarify if a customer will purchase two or three of your offerings. If true, revise your disclosure to describe your accounting for when a customer purchases more than one offering. Tell us how you considered paragraph 17 of IFRS 15 when there is more than one contract. If the contracts are combined into a single contract, your disclosure should address how you are estimating and allocating the transaction price to each performance obligation. We refer you to paragraphs 47 and 73 of IFRS 15.

4.	We note your expanded disclosure in response to prior comment 7 and remains unclear how you concluded that your software products can be accounted for as a single or multiple performance obligation. In this regard, your disclosure in paragraph (b)(i) states, "The Company may offer several products within the same contract and each product is distinct and independent from one another." You further state in paragraph (b)(iii) that you sell each of your offerings separately so that the relative stand-alone selling price can be determined accordingly. However, in paragraph (c)(ii), you state that, "the goods and services promised in the contract are significantly affected by one or more of the other goods or services in the contract to function as intended, they are highly dependent on and highly interrelated with each other and is not separately identifiable from other promises in the contract." Please advise. Refer to IFRS 15.22 through 30.

You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5491 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Bartz